UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-38353

PagSeguro Digital Ltd.
(Name of Registrant)

Conyers Trust Company (Cayman) Limited,
Cricket Square, Hutchins Drive, P.O. Box 2681,
Grand Cayman, KY1-1111, Cayman Islands
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

PAGSEGURO DIGITAL LTD.

 (an exempted company incorporated in the Cayman Islands)

Registration Number: 324941

(the “Company”)

MINUTES OF AN EXTRAORDINARY GENERAL MEETING OF THE SHAREHOLDERS OF THE COMPANY held at Av. Brigadeiro Faria Lima, 1384, São Paulo, SP, Brazil, 01451-001, at 11 a.m. (São Paulo time) on December 19, 2025.

PRESENT:	Maria Judith de Brito - Provisional Chair Members present in person listed in Schedule 1 Members represented by proxy listed in Schedule 2
IN ATTENDANCE:	Victoria Rozsavolgyi Bortolin

1.                    CHAIR

In the absence of the appointed Chairman Luis Frias and the Vice-Chairman, Eduardo Alcaro, and in accordance with article 18.4 of the Company’s amended and restated articles of association (the “Articles”), the directors present hereby elect one of their members, Ms. Maria Judith de Brito, to chair the meeting, and Ms. Maria Judith de Brito has agreed to act as chair of the meeting (“Chair”).

2.                    OPENING OF MEETING

The Chair declared the Extraordinary General Meeting of the Company (the "Meeting") to be open.

3.                    NOTICE AND QUORUM

The Chair noted that notice of the Meeting had been given to all shareholders of record having the right to receive notice of, attend and vote at extraordinary general meetings of the Company in accordance with the Articles of Association (the “Shareholders”) and that a quorum of Shareholders required pursuant to the Articles of Association were present in person or by proxy. Accordingly, the Chair declared the meeting duly constituted.

4.                    PURPOSE OF THE MEETING

The Chair noted that the Company proposes to elect Mr. Alexandre Magnani and Mr. Artur Schunck as directors of the Company, to be effective from January 1, 2026, and to hold office until the next Annual General Meeting of the Company or until their respective successors are elected or appointed, or until their office otherwise becomes vacant.

5.                    RESOLUTIONS

5.1                Following discussion, IT WAS RESOLVED AS AN ORDINARY RESOLUTION THAT, Mr. Alexandre Magnani and Mr. Artur Schunck be appointed as directors of the Company, with such appointments to be effective from January 1, 2026.

5.2                IT WAS RESOLVED AS AN ORDINARY RESOLUTION THAT, Conyers Trust Company (Cayman) Limited be and is hereby instructed to make the necessary updates to the Register of Directors and Officers to reflect the appointments noted above and to notify the Registrar of Companies accordingly.

6.                    CLOSE OF MEETING

There being no further business, the Chair declared the meeting closed.

/s/ Maria Judith de Brito
Name: Maria Judith de Brito
Title: Chair

Schedule 1

Shareholders Present in Person

Name of Shareholder	Number of Class A Shares	Number of Class B Shares
-	0	0

Schedule 2

Shareholders Represented by Proxy

Number of Class A Shares	Number of Class B Shares
92,075,199	120,459,508

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2025

PagSeguro Digital Ltd.

By:	/s/ Ricardo Dutra
Name:	Ricardo Dutra
Title:	Principal Executive Officer